Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
May 17, 2013	www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY	David A. Schuette
Direct Tel +1 312 701 7363
Mark P. Shuman	Direct Fax +1 312 706 8201
Branch Chief-Legal	dschuette@mayerbrown.com
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Textura Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed April 26, 2013

File No. 333-187745

Dear Mr. Shuman:

This letter is being furnished on behalf of Textura Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2013 to Patrick J. Allin, Chief Executive Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing amendment no. 2 to the above-referenced registration statement for an offering of the Company’s common stock (“Amendment No. 2”). Amendment No. 2 reflects the Company’s responses to the comments from the Staff on the previous amendment to the registration statement and certain other updating and conforming changes. All page numbers in the responses below refer to the Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the previous amendment to the registration statement.

Risk Factors

Our current and future debt agreements contain or may contain covenants… page 23

1.                                      You state that your current construction loan with First Midwest Bank contains various restrictive and financial covenants. Please expand this disclosure to focus your discussion on recent and existing financial covenant deficiencies, the corresponding waivers provided by your lender, and the resultant risks to investors. The caption of the risk factor should appropriately reference these covenant deficiencies.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 of the prospectus.

Capitalization, page 35

2.                                      Your discussion on page 35 does not appear to address the redemption of the notes payable of $7.7 million, which are subject to mandatory prepayment in the event the company completes a qualifying IPO, or the redeemable common stock issued in connection with the PlanSwift acquisition of $7.9 million. Please revise your disclosures accordingly and also ensure that you define the term “qualifying IPO” in your disclosure.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 36 of the prospectus. The Company also advises the Staff that it did not define the term “qualifying IPO” on these pages but instead referred to “this offering” because this offering will constitute a qualifying IPO. The Company, however, has expanded the disclosure in Note 2 of the unaudited condensed consolidated financial statements.

3.                                      We note from your capitalization table on page 36 that the notes payable are not assumed to be redeemed in your “pro forma” presentation but are assumed to be redeemed in the “pro forma as adjusted” column. In contrast, the redeemable common stock is considered redeemed in the “pro forma” presentation. Please explain your basis for this presentation and explain why the presentation is not consistent for both redeemable instruments.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the pro forma presentation reflects the reclassification of redeemable common stock from mezzanine equity to additional paid-in capital, which will occur in connection with the completion of this offering. Because the Company does not have sufficient cash on a pro forma basis to pay the notes, the Company has reflected the payment of the notes in the pro forma as adjusted column, which reflects the proceeds from this offering.

4.                                      We note from your disclosures on page F-46 that the redeemable common stock issued in connection with the PlanSwift acquisition is contingently redeemable at the option of the holder depending on whether or not you complete an IPO. Please explain to us how the pro forma adjustment for their redemption met the factually supportable criterion of Rule 11-02(b)(6) of Regulation S-X for each redemption feature. In this regard, tell us if you received written confirmation of unitholder’s intentions to redeem their common stock upon completion of your IPO for the unitholder with this right ($1.5 million in redeemable common stock). For the remaining unitholders, it appears the redemption right only exists when an IPO is not completed by certain dates. Since those dates have not passed yet, then please explain why you have assumed the redemption of the remaining $6.4 million in redeemable common stock.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it included a pro forma adjustment to reflect the reclassification of redeemable common stock from mezzanine equity to additional paid-in capital, which will occur in connection with the completion of this offering. Under the terms of the agreement with PlanSwift, in August 2013, August 2014 and August 2015, PlanSwift (or the unitholders of PlanSwift, if the shares are distributed to them) has the right to require the Company to redeem, on each such date, up to one-third of the shares of common stock issued to PlanSwift in exchange for a non-interest bearing note payable if the Company does not complete a qualified initial public offering by such date. As such, once the Company completes this offering, the common shares will no longer be redeemable and will be reclassified to additional paid-in capital.

In addition, within ten business days following the completion of this offering, one unitholder of PlanSwift has the right to require the Company to repurchase $1.5 million of stock of the Company (based upon the price at which shares are offered in this offering). The Company determined that this redemption feature was a freestanding instrument and should be bifurcated and accounted for separately on the balance sheet. However, the Company determined that the value attributable to this redemption feature was negligible and, therefore, was not recorded on the balance sheet. As such, the entire value of the redeemable common stock will be reclassified to additional paid-in capital following this offering and any buyback of shares by the Company from this unitholder will be treated as a treasury stock purchase. This bifurcated redemption feature will lapse either upon such buyback or after ten days following the completion of this offering.

Further, the Company informs the Staff that it has not received notice from the unitholder with the right to redeem $1.5 million in common stock of an intention to require the Company to redeem his shares.

Selected Consolidated Financial Data, page 40

5.                                      As you have updated your financial statements through March 31, 2013, please revise to provide the pro forma earnings per share information you indicated you would provide in response to prior comment 3 of your response dated March 13, 2013.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 of the prospectus. The Company will complete the disclosure to include the number of shares in a subsequent amendment once a price range is established in connection with this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 50

6.                                      We note that the fair value of the underlying common stock for the options granted in January 2013 remained unchanged in comparison to the fair value of the underlying common stock for options granted in October 2012 (i.e., $13.92). In addition, we note that the fair value of the underlying common stock for the options granted in February 2013 increased to $14.24, or 2%, in comparison to the options granted in October 2012 and January 2013. Please explain to us in further detail why there was no change to the fair value for options granted during January 2013 and why there was only a 2% increase in the fair value for the options granted during February 2013. In this regard, we note that your revenues increased by 26% and your net loss decreased by 16% from the quarter ended December 31, 2012 to the quarter ended March 31, 2013, which was in part due to the completion of your acquisition of PlanSwift on January 31, 2013. In your response, please provide us with the actual grant date(s) for the January 2013 options.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company performed a valuation of its common stock as of January 31, 2013 in connection with the acquisition of PlanSwift. The Company priced its stock options that were granted on January 14, 2013 using the fair value most recently established on October 1, 2012, and it priced stock options granted in February 2013 at the fair value established on January 31, 2013. The increase in the fair value of the Company’s common stock by only 2%, while revenues increased by 26% and net loss decreased by 16%, was due primarily to the fact that the financial projections underlying the valuation did not include estimated cash flows related to the PlanSwift solution. The Company also advises the Staff that, as the Company granted only 20,000 stock options in February 2013, any increase in the fair value of the Company’s common stock in February 2013 attributable to PlanSwift would not have a material impact on compensation expense for such options.

Contractual Obligations, page 69

7.                                      You state that you are not in compliance with your debt service covenant and that any related default has been waived by First Midwest Bank. Please quantify the amount of the deficiency and summarize the terms of the waiver.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it cannot calculate the precise amount of the deficiency because the calculation is performed by First Midwest Bank as specified in the loan documents, based on the financial statements furnished by the Company, and that First Midwest Bank has not shared such calculation with the Company.  Nevertheless, in light of the fact that the Company would, at a minimum, need to attain a positive cash flow from operations to satisfy the debt service covenant, the Company believes that the disclosure that the Company’s cash flow from operations was negative is sufficient to convey to the reader the magnitude of non-compliance with such covenant.  The Company further advises the Staff that the essential terms of the waiver, namely, a complete waiver through December 31, 2013, are disclosed.

Unaudited Financial Statements of Textura Corporation

Note 1- Summary of Significant Accounting Policies

Revenue Recognition, page F-41

8.                                      We note your disclosure on page F-42 that when establishing VSOE for services, including PCS, you require that a “substantial majority” of the selling prices fall within a “reasonably narrow range.” Clarify and quantify for us what you mean by the phrases “a sufficiently narrow range” and “a substantial majority.”

Response:  The Company acknowledges the Staff’s comment and advises the Staff that under its revenue recognition policy, the Company establishes VSOE of fair value for services, including PCS, when a substantial majority, or at least 80%, of the selling prices fall within a reasonably narrow range, which is within a 15% discount of its list prices.

Note 2. Acquisitions, page F-44

9.                                      We note that you issued $7.9 million in redeemable common stock as part of consideration issued for your PlanSwift acquisition completed on January 31, 2013. Revise to disclose the valuation methodology management used to determine the fair value of these instruments pursuant to ASC 805-30-50-1-b-4.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page F-46 of the prospectus.

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7363.

Sincerely,

/s/ David A. Schuette
David A. Schuette

Cc:          Ivan Griswold, Securities and Exchange Commission

Melissa Feider, Securities and Exchange Commission

Christine Davis, Securities and Exchange Commission

Franco Turrinelli, Textura Corporation

Ryan Lawrence, Textura Corporation